Exhibit 12.1

PHH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratios)

	Nine Months Ended	Year Ended December 31,
	September 30,
	2015	2014	2013	2012	2011	2010
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(130)	$(284)	$140	$(14)	$(289)	$40
Adjustments for equity method investments	—	1	(3)	2	(2)	—
Fixed charges	76	137	192	218	207	188
Total	$(54)	$(146)	$329	$206	$(84)	$228

Fixed charges:
Interest expense(1)	$71	$130	$185	$212	$201	$182
Estimated interest portion of net rental expense(2)	5	7	7	6	6	6
Total	76	$137	$192	$218	$207	$188

Ratio of earnings to fixed charges(3)	—	—	1.71	—	—	1.21
Coverage deficiencies	$130	$283	$—	$12	$291	$—

(1)              Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)              One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)              The ratio of earnings to fixed charges was less than 1:1 for the nine months ended September 30, 2015 and year ended December 31, 2014, which was driven by Market-related fair value adjustments to our mortgage servicing rights, provisions for legal and regulatory reserves, charges related to early debt retirement and costs to re-engineer our business.  The ratio was less than 1:1 for the years ended December 31, 2012 and 2011, which was primarily driven by unfavorable Market-related fair value adjustments to our mortgage servicing rights.